

April 8, 2014

<u>Via Facsimile</u>
Mr. Daniel D. Malzahn
Chief Financial Officer
NVR, Inc.
11700 Plaza America Drive, Suite 500
Reston, VA 20190

   Re: **NVR Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2013
     Filed February 20, 2014
     File No. 1-12378

Dear Mr. Malzahn:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2013</u>

<u>Selected Segment Financial Data, page 22</u>

<u>Homebuilding Inventory, page 23</u>

1. We note you combine unsold lots and housing units in your presentation of homebuilding inventory. In future filings, please provide a separate breakout by segment of the value of unsold housing units (speculative inventory) that are: under construction, completed units and models.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3854 with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant